Exhibit 99.2

Annual General Meeting of YOSHITSU Co., Ltd Date: June 27, 2024 See Voting Instruction On Reverse Side. Please make your marks like this: Use pen only For Against Proposal: Reduction in the amount of capital stock Authorized Signatures - This section must be completed for your instructions to be executed. Please Sign Here Please Date Above Please Sign Here Please Date Above Please separate carefully at the perforation and return just this portion in the envelope provided. Annual General Meeting of YOSHITSU Co., Ltd to be held June 27, 2024 For Holders as of March 28, 2024 MAIL Mark, sign and date your Voting Instruction Form. Detach your Voting Instruction Form. Return your Voting Instruction Form in the postage-paid envelope provided. All votes must be received by 12:00 p.m. EST on June 20, 2024. PROXY TABULATOR FOR YOSHITSU CO., LTD P.O. BOX 8016 CARY, NC 27512-9903 EVENT # CLIENT # Copyright © 2024 Mediant Communications Inc. All Rights Reserved

YOSHITSU Co., Ltd Instructions to The Bank of New York Mellon, as Depositary (Must be received prior to 12:00 p.m. EST on June 20, 2024) The undersigned registered holder of American Receipts hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, insofar as practicable, to vote or cause to be voted the amount of shares or other Deposited Securities represented by such Receipt of YOSHITSU Co., Ltd registered in the name of the undersigned on the books of the Depositary as of the close of business on March 28, 2024 at the Annual General Meeting of Shareholders of YOSHITSU Co., Ltd to be held on June 27, 2024 in Sumida-ku, Tokyo, Japan. NOTE: 1. Please direct the Depositary how it is to vote by placing an X in the appropriate box opposite the resolution. 2. It is understood that, if this form is signed and returned but no instructions are indicated in the boxes, then the Depositary will not vote such items. 3. It is understood that, if this form is not signed, or not returned, the Depositary will not vote such items. (Continued and to be marked, dated and signed, on the other side) PROXY TABULATOR FOR YOSHITSU CO., LTD P.O. Box 8016 CARY, NC 27512-9903